GEOSHIP S.P.C.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2023 and 2022

GEOSHIP S.P.C.

TABLE OF CONTENTS

To the Board of Directors of
Geoship S.P.C, Inc.
Nevada City, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Geoship S.P.C, Inc. (the "Company") which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $1,910,888 and $1,024,819 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $7,744,617 and limited liquid assets with $1,105,863 of cash relative to current liabilities of $741,109. The Company has debt secured by its property, which is in default as of December 31, 2023. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
August 24, 2024

GEOSHIP S.P.C.

BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,105,863	$ 46,865
Accounts receivable	-	4,768
Subscription receivable	-	1,975
Inventory	-	9,926
Funds held in escrow	-	803
Prepaid expenses & other current assets	3,200	-
Total current assets	1,109,063	64,337
Land	504,000	504,000
Property, plant, and equipment, net	27,554	31,545
Total assets	$ 1,640,617	$ 599,882
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 43,445	$ 5,444
Accrued expenses	151,525	44,259
Deferred revenue	271,139	279,699
Notes payable	275,000	245,000
Total current liabilities	741,109	574,402
Note payable, net of unamortized discount	841,236	816,853
Liability from revenue sharing agreement	850,593	-
Future equity obligations	1,510,890	-
Total liabilities	3,943,828	1,391,255
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.0001 par value, 25,000,000 shares authorized, 11,916,487 and 14,854,947, issued and outstanding as of December 31, 2023 and 2022, respectively	1,192	1,486
Additional paid-in capital	5,440,214	5,040,870
Accumulated deficit	(7,744,617)	(5,833,729)
Total stockholders' deficit	(2,303,211)	(791,373)
Total liabilities and stockholders' deficit	$ 1,640,617	$ 599,882

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenues	$ -	$ -
Operating expenses:		
General and administrative	765,147	725,568
Advertising and marketing	127,318	8,907
Research and development	355,731	236,722
Total operating expenses	1,248,196	971,197
Loss from operations	(1,248,196)	(971,197)
Other income (expense):		
Interest expense	(107,985)	(53,622)
Interest income	5,662	-
Finance charges	(145,445)	-
Change in fair value of SAFEs	(414,924)	-
Total other income (expense), net	(662,692)	(53,622)
Provision for income taxes	-	-
Net loss	$ (1,910,888)	$ (1,024,819)
Weighted average common shares outstanding - basic and diluted	11,906,229	14,833,487
Net loss per common share - basic and diluted	$ (0.16)	$ (0.07)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balances at December 31, 2021	-	$ -	14,687,368	$ 1,469	$ 4,480,182	$ (4,808,910)	$ (327,259)
Issuance of common stock	-	-	162,025	16	327,588	-	327,604
Shares issued to broker	-	-	5,554	1	14,106	-	14,107
Offering costs	-	-	-	-	(125,468)	-	(125,468)
Stock-based compensation expense	-	-	-	-	344,462	-	344,462
Net loss	-	-	-	-	-	(1,024,819)	(1,024,819)
Balances at December 31, 2022	-	-	14,854,947	1,486	5,040,870	(5,833,729)	(791,373)
Issuance of common stock	-	-	61,540	6	79,994	-	80,000
Shares returned by CEO	-	-	(3,000,000)	(300)	300	-	300
Stock-based compensation expense	-	-	-	-	315,381	-	315,381
Customer reservation deposits	-	-	-	-	3,669	-	3,669
Net loss	-	-	-	-	-	(1,910,888)	(1,910,888)
Balances at December 31, 2023	-	$ -	11,916,487	$ 1,192	$ 5,440,214	$ (7,744,617)	$ (2,302,911)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
Cash flows from operating activities:		
Net loss	$ (1,910,888)	$ (1,024,819)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	315,381	344,462
Amortization of loan discount	24,383	24,383
Depreciation	10,386	11,794
Change in fair value of simple agreements for future equity	414,924	-
Finance charges	145,445	-
Forfeited deposit	-	26,235
Changes in operating assets and liabilities:		
Inventory	9,926	4,250
Accounts receivable	4,768	-
Fund held in escrow	803	-
Accounts payable	38,001	215
Prepaid expenses & other current assets	(3,200)	-
Accrued expenses	107,267	6,957
Deferred revenue	(4,891)	(6,725)
Net cash used in operating activities	(847,695)	(613,248)
Cash flows from investing activities:		
Purchase of property and equipment	(6,395)	-
Net cash used in investing activities	(6,395)	-
Cash flows from financing activities:		
Proceeds from notes payables	30,000	170,000
Proceeds from SAFE and revenue sharing liability	1,801,113	-
Issuance of common stock	80,000	327,604
Subscription receivable	1,975	161,856
Offering costs	-	(40,054)
Net cash provided by financing activities	1,913,088	619,406
Net change in cash and cash equivalents	1,058,998	6,158
Cash and cash equivalents at beginning of year	46,865	40,707
Cash and cash equivalents at end of year	$ 1,105,863	$ 46,865
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 7,500	$ 15,000
Supplemental disclosure of non-cash investing and financing activities:		
Shares issued to broker	$ -	$ 14,107
Deferred revenue in connection with issuances of common stock	$ 3,669	$ 71,307

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2022 AND FOR THE YEARS THEN ENDED

1. NATURE OF OPERATIONS

Geoship S.P.C. (the "Company") was formed on January 24, 2014 as a Washington social purpose corporation. The Company designs and produces affordable, regenerative, resilient, and healthy homes. The Company's vision is a revolution in homebuilding, aiming to reconnect human communities and the natural world. Our social purpose is to create tools for healthy living in community in harmony with nature. The Company is headquartered in Nevada City, California.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $1,910,888 and $1,024,819 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $7,744,617, and limited liquid assets with $1,105,863 of cash relative to current liabilities of $741,109. The Company has debt secured by property which matured in 2023 and in default as of December 31, 2023. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional financing. Through the date the financial statements were available to be issued, the Company has been financed by the issuance of common stock, note payables and Simple Agreements for Future Equity ("SAFE") amounts. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock, SAFE liabilities, and revenue sharing liabilities. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2023 and 2022, all of the Company's cash and cash equivalents were held at accredited financial institutions. As of December 31, 2023 and 2022, the Company's cash and cash equivalents exceeded the FDIC insured limits by $852,054 and $0, respectively.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

See Note 4 for fair value measurement disclosures.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Inventory

Inventories consist of components from the Company's suppliers. Costs of inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable

value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of December 31, 2023, and 2022, the Company had $0 and $9,926, respectively, in raw material components.

Property, Plant and Equipment, Net and Land

Property and equipment, net includes long-term fixed assets such as machinery and equipment, reported net of depreciation. Property and equipment is recorded at cost. The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $5,000 as property and equipment. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. During 2023 and 2022, all of the Company's property and equipment were depreciated over three to ten years. The Company's land is capitalized and not depreciated. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts, and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2023 or 2022.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2023 or 2022.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company has taken pre-sale deposits on future products for several years, which are recorded to deferred revenues on the balance sheet and totaled to $271,139 and $279,699 as of December 31, 2023 and 2022, respectively.

Advertising Costs

Advertising costs are expended as incurred. During the years ended December 31, 2023 and 2022, advertising costs were $127,318 and $8,907, respectively, which are included in sales and marketing expenses in the statements of operations.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Research and Development Expenses

Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this

method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2023 consist of outstanding options (Note 9) and SAFEs (Note 7).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2023 and it did not have any effect on its financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt

is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company ASU 2020-06 on January 1, 2022, and it did not have any effect on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measurements as of December 31, 2023 Using:			
	Level 1	**Level 2**	**Level 3**	**Total**
Liabilities:				
Simple agreement for future equity	$ -	$ -	$ 1,510,890	$ 1,510,890
	$ -	$ -	$ 1,510,890	$ 1,510,890

The Company measures the simple agreements for future equity at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the simple agreements for future equity related to updated assumptions and estimates are recognized within the statements of operations.

The simple agreements for future equity may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the simple agreements for future equity, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

As of December 31, 2023, the Company assumed a 75% probability of equity financing events as the primary ultimate settlement outcomes of the future equity obligations. The Company calculated the potential number of shares to be converted based on the agreement terms (see Note 7) and the Company's respective capitalization as of December 31, 2023.

The following table presents changes in Level 3 liabilities measured at fair value for the year ended December 31, 2023:

	Simple Agreement For Future Equity
Outstanding as of December 31, 2022	$ -
Issuance of simple agreements for future equity	1,095,966
Change in fair value	414,924
Outstanding as of December 31, 2023	$ 1,510,890

5. PROPERTY, PLANT AND EQUIPMENT, NET AND LAND

Property, plant and equipment, net and land consists of the following:

	December 31,	
	2023	2022
Land	$ 504,000	$ 504,000
Machinery and manufacturing equipment	62,748	62,748
Computers & office equipment	6,395	-
Property, plant and equipment, gross and land	573,143	566,748
Less: Accumulated depreciation	(41,589)	(31,203)
Property, plant and equipment, net and land	$ 531,554	$ 535,545

Depreciation expense of $10,386 and $11,794 for the years ended December 31, 2023 and 2022, respectively, were included in general and administrative expenses in the statements of operations.

6. DEBT

2020 Note Payable

In July 2020, the Company entered into a promissory note with a third-party lender for principal amount and proceeds of $1,000,000. The note requires quarterly payments of interest-only commencing October 1, 2020. The loan bears interest at 1.5% per annum from the issuance date through October 1, 2023, when the interest rate increases to 7.2% per annum. The note matures on October 1, 2030, when all principal and any accrued interest becomes due. The note is secured by a first priority lien on certain real estate and improvements of the Company. Repayment may be made with the Company's products at an 18-23% discount, with the lender's approval. The lender is entitled to an 11% discount on the Company's products for 21 years.

In connection with the note, the Company issued 499,800 shares of common stock to the lender. The fair value of $243,831 is included as a debt discount and is being amortized over the life of the loan. During the years ended December 31, 2023 and 2022, the Company amortized $24,383 and $24,383 of the debt discount, respectively, which is included in interest expense in the statements of operations. As of December 31, 2023 and 2022, the balance of the note payable, net of the unamortized discount, was $841,236 and $816,853 and, respectively.

2022 Notes Payable

In October 2022, the Company entered into a promissory note with a third-party lender for $150,000. The loan bears interest at 15% per annum and matured on April 3, 2023 and therefore is in default. This note is considered due on demand as of December 31, 2023. The Company may repay the loans with materials provided by the Company at a discount of 18%. As of December 31, 2023 and 2022, accrued interest pertaining to this note was $27,986 and $5,486, respectively. The loan is secured by the Company's property. This promissory note was converted into a SAFE in May of 2024 (see Note 12).

In January 2022, the Company entered into a promissory note with a lender for $20,000, bearing interest at 15%, and matured on April 20, 2022 and therefore is in default. This note is considered due on demand as of December 31, 2023 and 2022. As of December 31, 2023 and 2022, accrued interest pertaining to this note was $5,753 and $2,753, respectively. This note is in default and subject to penalty interest rates, attorney fees, and collection costs.

In December 2021, the Company entered into a promissory note agreement with a lender to replace a previously outstanding $75,000 SAFE agreement. Under this promissory note, the Company agrees to accrue and pay interest at a rate of 8% beginning January 1, 2018. The loan matured in July 2022 and is in default. As of both December 31, 2023 and 2022, the outstanding principal of the note was $75,000 and there were no outstanding SAFE obligations. As of December 31, 2023 and 2022, accrued interest pertaining to this note was $36,000 and $30,000, respectively. Interest expense was $6,000 and $6,000 for the years ended December 31, 2023 and 2022, respectively. This promissory note was settled for $111,500 in February of 2024 (see Note 12).

2023 Note Payable

On March 15, 2023, the Company entered into a promissory note with a third-party lender for $30,000. The loan bears interest at 15% per annum and matured on June 13, 2023 and therefore is in default. This note is considered due on demand as of December 31, 2023. The Company may repay the loan with materials provided by the Company at a discount of 18%. As of December 31, 2023, accrued interest pertaining to this note was $3,600. Additionally, the note includes conversion terms, providing the lender the right to convert 521,739 shares of common stock into preferred stock at the next preferred stock financing or in June 2024. This promissory note was converted into a SAFE in May of 2024 (see Note 12).

7. FUTURE EQUITY OBLIGATIONS

In 2023, the Company issued Simple Agreements for Future Equity ("SAFE") to two investors, amounting to a total of $1,388,889. Included in these SAFEs is a revenue-sharing agreement that grants the investors a 5% share of the Company's revenue until a total repayment amount of 1.2x of the investment is fully repaid. As a result, $705,147 of the total investment amount has been reclassified as a liability from the revenue-sharing agreement, net of a discount of $727,223, which will be amortized over the life of the liability. As of December 31, 2023, no repayment has been made, and no discount has been amortized.

Additionally, the Company issued SAFEs through a crowdfunding campaign in 2023, amounting to a total of $412,224. These agreements, like the ones issued to the two investors, provide the right for the investors to acquire future equity in the Company. The 2023 SAFEs are subject to valuation caps of $36 million and $30 million.

If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. For SAFEs issued through crowdfunding, 'Equity Financing' shall mean the sale of capital stock with gross proceeds of not less than $1 million.

8. STOCKHOLDERS' DEFICIT

As of December 31, 2023 and 2022, the Company was authorized to issue a total of 5,000,000 shares of preferred stock and 25,000,000 shares of common stock, both $0.0001 par value. During the year ended December 31, 2023, the CEO returned 3,000,000 shares of common stock back to the Company at no cost to the Company, for the purposes of issuances under the 2017 Equity Incentive Plan (see Note 9).

The shares of the preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

During the year ended December 31, 2022, the Company issued 162,025 shares of common stock pursuant to its ongoing Regulation CF offering for gross proceeds of $327,604. The Company issued its broker 5,554 shares of common stock as compensation associated with this offering, which was valued at $14,017 and recorded to offering costs. The Company incurred

offering costs of $40,054 and has a subscription receivable of $1,975 as of December 31, 2022. As part of the equity issuance, certain investors received a discount on future product orders totaling $71,307, which is included as deferred revenue on the balance sheets at December 31, 2022.

During the year ended December 31, 2023, the Company issued 61,540 shares of common stock for gross proceeds of $80,000. The Company has no subscription receivable as of December 31, 2023.

As of December 31, 2023 and 2022, the Company had 11,916,487 and 14,854,947 shares of common stock outstanding, respectively.

9. STOCK-BASED COMPENSATION

2017 Stock Plan

The Company has adopted the 2017 Equity Incentive Plan ("2017 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 10,000,000 shares as of December 31, 2023. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all the awards granted since the 2017 Plan's inception. Stock options granted under the 2017 Plan typically vest between immediate and five-year periods. As of December 31, 2023 and 2022, there were 1,478,473 and 916,540 shares, respectively, available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2021	9,047,460	$ 0.10	$ 14,141,264
Granted	36,000	1.67	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2022	9,083,460	$ 0.11	$ 17,399,042
Granted	2,106,667	$ 0.01	
Exercised	-		
Forfeited	(2,668,600)	$ 0.08	
Outstanding as of December 31, 2023	8,521,527	$ 0.10	$ 10,838,827
Exercisable as of December 31, 2022	7,126,094	$ 0.10	$ 13,779,185
Exercisable as of December 31, 2023	6,514,527	$ 0.10	$ 8,184,728

	December 31, 2023	December 31, 2022
Weighted average grant-date fair value of options granted during year	$1.35	$1.18
Weighted average duration (years) to expiration of outstanding options at year-end	8.03	8.49

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2023	2022
Risk-free interest rate	3.77%-4.73%	3.84%
Expected term (in years)	5.0-7.5	6.50
Expected volatility	39.41%	48.80%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2023 and 2022 was $2,849,197 and $42,480, respectively. Stock-based compensation expense for stock options of $315,381 and $344,462 was recognized under FASB ASC 718 for the years ended December 31, 2023 and 2022, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $2,627,400 as of December 31, 2023 and will be recognized over a weighted average period of 42.41 months as of December 31, 2023.

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	December 31,	
	2023	2022
General and administrative	$ 151,472	$ 320,980
Research and development	163,909	23,482
	$ 315,381	$ 344,462

Warrants

During 2022, the Company entered into a Accelerator Master Membership Agreement with third party entity. This agreement has a two year term and provides warrants to purchase $250,000 of equity in the Company at a price that varies based on the next qualified equity financing arrangement, but that is equal to the price in the triggering equity financing arrangement unless certain factors are not met, which would then provide the holder with a discount in the future equity financing. Based on analysis of this instrument, the Company determined the warrant had a trivial value as of December 31, 2023 and 2022, and did not record any expense in association with this warrant.

10. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $1,109,492 and $765,795, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31, 2023	December 31, 2022
Deferred tax assets:		
Net operating loss	$ 1,021,054	$ 765,795
Tax credit	88,438	-
Valuation allowance	(1,109,492)	(765,795)
Net deferred tax assets	$ -	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2023 and 2022, cumulative losses through December 31, 2023 and no history of generating taxable income. Therefore, valuation allowances of $1,109,492 and $765,795 were recorded as of December 31, 2023 and 2022, respectively. Valuation allowance increased by $343,697 and $176,700 during the years ended December 31, 2023 and 2022, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28%. The effective rate is reduced to 0% for 2023 and 2022 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $3,648,758 and $2,733,214, respectively. The Company's net operating loss carryforwards begin to expire in 2034.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2022 tax years remain open to examination.

11. COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of December 31, 2023, the Company had a month-to-month lease agreement for a warehouse space in Nevada City, California. The base monthly rent is $4,800 - $5,000.

The Company has a month-to-month lease agreement for certain equipment with varying monthly payments based on usage. Total rent expense related to this agreement for the year ended December 31, 2023, and 2022 was $0 and $6,467 respectively.

Total rent expense for the years ended December 31, 2023 and 2022 were $60,528 and $65,697, respectively.

Discount Commitment

In July 2020, the Company entered into a promissory note with a third-party lender for principal amount and proceeds of $1,000,000. Repayment may be made with the Company's products at an 18-23% discount, with the lender's approval. The lender is entitled to an 11% discount on the Company's products for 21 years (see Note 6).

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12. SUBSEQUENT EVENTS

In 2024, the Company issued SAFEs to two investors amounting to a total of $470,497. Included in these SAFEs is a revenue-sharing agreement that grants the investors a 5% share of the Company's revenue until a total repayment amount of 1.2x of the investment is fully repaid. The Company issued additional SAFEs amounting to a total of $941,888. The SAFEs are subject to valuation caps of $30 million and $36 million.

On March 18, 2024, the Company entered into a lease agreement for office space in Grass Valley, California. The lease term is for three years, commencing on April 22, 2024, and expiring on April 21, 2027 with a base rent of $14,000 per month. Upon execution of the lease, a total of $114,000 was paid, which includes the base rent for May 2024 and a security deposit of $100,000.

In May 2024, the Company entered into a side letter agreement with an investor to convert two outstanding loans into SAFEs. The loans, originally issued in October 2022 and March 2023, have an aggregate principal and accrued interest outstanding totaling $222,480.

In February 2024, the Company settled a $75,000 note payable for $111,500.